UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-42484

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On December 6, 2025, Ascentage Pharma Group International issued a press release entitled “Ascentage Pharma Presents Pivotal China Registrational Study Data for Lisaftoclax in Oral Report at 2025 American Society of Hematology (ASH) Annual Meeting”. A copy of the press release is furnished as Exhibit 99.1 to this Report. On December 8, 2025, Ascentage Pharma Group International issued a press release entitled “ASH 2025 | Ascentage Pharma Presents Encouraging Data from Phase Ib/II Study of Bcl-2 Inhibitor Lisaftoclax in Venetoclax–Exposed Patients with Myeloid Malignances”. A copy fo the press release is furnished as Exhibit 99.2 to this Report.

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title

99.1	Press Release dated December 6, 2025
99.2	Press Release dated December 8, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: December 8, 2025	/s/ Dajun Yang
	Name:	Dajun Yang
	Title:	Chief Executive Officer

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